UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Grove Collaborative Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

39957D 201
(CUSIP Number)

Harold Brunink
Virgin Group Acquisition Sponsor II LLC
65 Bleecker Street, 6th Floor
New York, NY 10012
(212) 497-9050
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 39957D 201

1	NAMES OF REPORTING PERSONS
Virgin Group Acquisition Sponsor II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,334,500 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,334,500 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,334,500 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 1,994,500 shares of Common Stock (as defined below) owned of record by Virgin Group Acquisition Sponsor II LLC, and 1,340,000 shares of Common Stock underlying 6,700,000 Private Placement Warrants (as defined in the Schedule 13D) owned of record by Virgin Group Acquisition Sponsor II LLC. These numbers reflect a 1-for-5 reverse stock split of the Issuer’s common stock, effective after market close on June 5, 2023 (the “Reverse Stock Split”).

(2) Percentage is calculated based on 29,334,036 shares of Common Stock deemed to be outstanding as of August 8, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 14, 2023, which reflects the Reverse Stock Split, and assumes the exercise of the Private Placement Warrants held by the Reporting Persons, but shares of Common Stock underlying options, warrants and convertible securities held by other stockholders are disregarded for purposes of this calculation.

CUSIP NO. 39957D 201

1	NAMES OF REPORTING PERSONS
Corvina Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,648,846 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,648,846 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,648,846 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (i) 1,994,500 shares of Common Stock owned of record by Virgin Group Acquisition Sponsor II LLC, and 1,340,000 shares of Common Stock underlying 6,700,000 Private Placement Warrants owned of record by Virgin Group Acquisition Sponsor II LLC and (ii) 2,539,341 shares of Common Stock owned of record by Corvina Holdings Limited, and 775,005 shares of Common Stock underlying 3,875,028 Backstop Warrants (as defined in the Schedule 13D) owned of record by Corvina Holdings Limited, for which Corvina Holdings Limited is deemed to have beneficial ownership. These numbers reflect the Reverse Stock Split.

(2) Percentage is calculated based on 29,334,036 shares of Common Stock deemed to be outstanding as of August 8, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 14, 2023, which reflects the Reverse Stock Split, and assumes the exercise of the Private Placement Warrants and the Backstop Warrants held by the Reporting Persons, but shares of Common Stock underlying options, warrants and convertible securities held by other stockholders are disregarded for purposes of this calculation.

CUSIP NO. 39957D 201

1	NAMES OF REPORTING PERSONS
Virgin Group Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,648,846 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,648,846 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,648,846 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (i) 1,994,500 shares of Common Stock owned of record by Virgin Group Acquisition Sponsor II LLC, and 1,340,000 shares of Common Stock underlying 6,700,000 Private Placement Warrants owned of record by Virgin Group Acquisition Sponsor II LLC and (ii) 2,539,341 shares of Common Stock owned of record by Corvina Holdings Limited, and 775,005 shares of Common Stock underlying 3,875,028 Backstop Warrants owned of record by Corvina Holdings Limited, for which Virgin Group Holdings Limited is deemed to have beneficial ownership. These numbers reflect the Reverse Stock Split.

(2) Percentage is calculated based on 29,334,036 shares of Common Stock deemed to be outstanding as of August 8, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 14, 2023, which reflects the Reverse Stock Split, and assumes the exercise of the Private Placement Warrants and the Backstop Warrants held by the Reporting Persons, but shares of Common Stock underlying options, warrants and convertible securities held by other stockholders are disregarded for purposes of this calculation.

CUSIP NO. 39957D 201

1	NAMES OF REPORTING PERSONS
BFT (PTC) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,648,846 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,648,846 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,648,846 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (i) 1,994,500 shares of Common Stock owned of record by Virgin Group Acquisition Sponsor II LLC, and 1,340,000 shares of Common Stock underlying 6,700,000 Private Placement Warrants owned of record by Virgin Group Acquisition Sponsor II LLC and (ii) 2,539,341 shares of Common Stock owned of record by Corvina Holdings Limited, and 775,005 shares of Common Stock underlying 3,875,028 Backstop Warrants owned of record by Corvina Holdings Limited, for which BFT (PTC) Limited is deemed to have beneficial ownership. These numbers reflect the Reverse Stock Split.

(2) Percentage is calculated based on 29,334,036 shares of Common Stock deemed to be outstanding as of August 8, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 14, 2023, which reflects the Reverse Stock Split, and assumes the exercise of the Private Placement Warrants and the Backstop Warrants held by the Reporting Persons, but shares of Common Stock underlying options, warrants and convertible securities held by other stockholders are disregarded for purposes of this calculation.

CUSIP NO. 39957D 201

1	NAMES OF REPORTING PERSONS
BFT CLG (PTC) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,648,846 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,648,846 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,648,846 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (i) 1,994,500 shares of Common Stock owned of record by Virgin Group Acquisition Sponsor II LLC, and 1,340,000 shares of Common Stock underlying 6,700,000 Private Placement Warrants owned of record by Virgin Group Acquisition Sponsor II LLC and (ii) 2,539,341 shares of Common Stock owned of record by Corvina Holdings Limited, and 775,005 shares of Common Stock underlying 3,875,028 Backstop Warrants owned of record by Corvina Holdings Limited, for which BFT CLG (PTC) Limited is deemed to have beneficial ownership. These numbers reflect the Reverse Stock Split.

(2) Percentage is calculated based on 29,334,036 shares of Common Stock deemed to be outstanding as of August 8, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 14, 2023, which reflects the Reverse Stock Split, and assumes the exercise of the Private Placement Warrants and the Backstop Warrants held by the Reporting Persons, but shares of Common Stock underlying options, warrants and convertible securities held by other stockholders are disregarded for purposes of this calculation.

CUSIP NO. 39957D 201

1	NAMES OF REPORTING PERSONS
Sir Richard Branson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Dual Citizenship: United Kingdom and British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,648,846 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,648,846 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,648,846 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (i) 1,994,500 shares of Common Stock owned of record by Virgin Group Acquisition Sponsor II LLC, and 1,340,000 shares of Common Stock underlying 6,700,000 Private Placement Warrants owned of record by Virgin Group Acquisition Sponsor II LLC and (ii) 2,539,341 shares of Common Stock owned of record by Corvina Holdings Limited, and 775,005 shares of Common Stock underlying 3,875,028 Backstop Warrants owned of record by Corvina Holdings Limited, for which Sir Richard Branson is deemed to have beneficial ownership. These numbers reflect the Reverse Stock Split.

(2) Percentage is calculated based on 29,334,036 shares of Common Stock deemed to be outstanding as of August 8, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q, filed on August 14, 2023, which reflects the Reverse Stock Split, and assumes the exercise of the Private Placement Warrants and the Backstop Warrants held by the Reporting Persons, but shares of Common Stock underlying options, warrants and convertible securities held by other stockholders are disregarded for purposes of this calculation.

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on June 27, 2022 (as amended to date, the “Schedule 13D”), and relates to the Class A common stock, par value $0.0001 per share (the “Common Stock” or the “Issuer’s Common Stock”), of Grove Collaborative Holdings, Inc. (formerly known as Virgin Group Acquisition Corp. II), a Delaware public benefit corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1301 Sansome Street, San Francisco, CA 94111.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The Schedule 13D is filed jointly on behalf of Virgin Group Acquisition Sponsor II LLC (“Sponsor”), Corvina Holdings Limited (“Corvina”), Virgin Group Holdings Limited (“VGHL”), BFT (PTC) Limited (“PTC”), BFT CLG (PTC) Limited (“CLG”) and Sir Richard Branson (“Sir Richard Branson”, and together with Sponsor, Corvina, VGHL, PTC and CLG, the “Reporting Persons”).

Sponsor is a Cayman Islands limited liability company whose principal business is investing in securities of the Issuer. Corvina is a British Virgin Islands exempted company whose principal business is investing in securities, including the securities of the Issuer. VGHL is a British Virgin Islands exempted company whose principal business is to serve as a holding company. PTC is a British Virgin Islands private trust company whose principal business is to serve as trustee of trusts described below. CLG is a British Virgin Islands private trust company whose principal business is to hold and exercise rights with respect to the administration of PTC and the trusts of which PTC is trustee. Sir Richard Branson is a dual citizen of the United Kingdom and the British Virgin Islands whose principal business is entrepreneurship. The principal office of Sponsor is located at 65 Bleecker Street, 6th Floor, New York, NY 10012. The principal office of each of Corvina, VGHL, PTC and CLG is located at Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. The principal office of Sir Richard Branson is Branson Villa, Necker Beach Estate, Necker Island, VG1150, British Virgin Islands.

Corvina is the sole managing member and manager of Sponsor. Corvina is wholly owned by VGHL. PTC, in its capacity as trustee of trusts for the benefit of members of Sir Richard Branson’s family and related philanthropic causes, is the sole holder of voting shares of VGHL. Under the terms of the trusts, CLG has certain consent rights with respect to the exercise by PTC of its control over VGHL. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the shares held by Sponsor and Corvina. Sir Richard Branson indirectly has the ability to control the appointment and removal of the management of VGHL and, as such, he may be deemed to indirectly control the decisions of VGHL regarding the voting and disposition of securities owned by VGHL. Therefore, Sir Richard Branson may be deemed to have indirect beneficial ownership of the shares held by Sponsor and Corvina. Current information concerning the identity and background of each director and executive officer of Corvina, VGHL, PTC and CLG is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached as Exhibit 99.1 to this Amendment No. 2.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Amendment No. 2 and the information set forth or incorporated in Items 3 and 4 of the Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes that there were 29,334,036 shares of Common Stock issued and outstanding as of August 8, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023, which reflects the Reverse Stock Split.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons may be deemed to beneficially own up to an aggregate of 6,648,846 shares of Common Stock, representing approximately 21.1% of the shares of Common Stock outstanding as of August 8, 2023 when also taking into account the exercise of any warrants beneficially held by the Reporting Persons. This number includes (i) 1,994,500 shares of Common Stock owned of record by Sponsor, and 1,340,000 shares of Common Stock underlying 6,700,000 Private Placement Warrants owned of record by Sponsor and (ii) 2,539,341 shares of Common Stock owned of record by Corvina, and 775,005 shares of Common Stock underlying 3,875,028 Backstop Warrants owned of record by Corvina. These numbers reflect the Reverse Stock Split. In connection with the Reverse Stock Split, the Private Placement Warrants were adjusted such that (i) warrants representing the right to purchase five shares of Common Stock immediately prior to the Reverse Stock Split represent the right to purchase one share of Common Stock immediately following the Reverse Stock Split, and (ii) the exercise price per share of Common Stock attributable to such warrants immediately prior to the Reverse Stock Split has been proportionately increased, such that the exercise price per share of Common Stock attributable to such warrants immediately following the Reverse Stock Split is $57.50. In connection with the Reverse Stock Split, the Backstop Warrants also were adjusted such that (i) warrants representing the right to purchase five shares of Common Stock immediately prior to the Reverse Stock Split represent the right to purchase one share of Common Stock immediately following the Reverse Stock Split, and (ii) the exercise price per share of Common Stock attributable to such warrants immediately prior to the Reverse Stock Split has been proportionately increased, such that the exercise price per share of Common Stock attributable to such warrants immediately following the Reverse Stock Split is $0.05. The Private Placement Warrants became exercisable on July 26, 2022.

Each of the directors and officers of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that the Reporting Persons may be deemed to beneficially own.

(c) On November 1, 2023, Vieco Investments Limited transferred all of its membership interests in Sponsor to Corvina and accordingly ceased to be a Reporting Person. Subsequent to such transfer, on November 1, 2023, Sir Richard Branson transferred all of the ordinary shares of VGHL to PTC, in its capacity as trustee of trusts for the benefit of his family and related philanthropic causes. The aggregate beneficial ownership of the securities of the Issuer held by Sponsor and Corvina is unchanged as a result of these transactions. Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Amendment No. 2, has effected any transactions in Common Stock during the past 60 days, except as disclosed herein.

(d) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) Not applicable.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Powers of Attorney.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2023

VIRGIN GROUP ACQUISITION SPONSOR II LLC

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

CORVINA HOLDINGS LIMITED

By:	/s/ Harold Brunink
Name:	Harold Brunink
Title:	Attorney-in-fact

VIRGIN GROUP HOLDINGS LIMITED

By:	/s/ Harold Brunink
Name:	Harold Brunink
Title:	Attorney-in-fact

BFT (PTC) LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

BFT CLG (PTC) LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

SIR RICHARD BRANSON

By:	/s/ Harold Brunink
Name:	Harold Brunink
Title:	Attorney-in-fact

[Schedule 13D Signature Page]

SCHEDULE I

Directors and Executive Officers of Corvina Holdings Limited

Set forth below is the name and principal occupation of each of the directors and executive officers of Corvina Holdings Limited. Each of the following individuals is a British citizen, except for Joshua Bayliss, who is a British and New Zealand citizen, Lynadia Maduro-Maximin, who is a British Virgin Islands citizen and Kerry Graziola, who is a Zimbabwean citizen. The business address of each such person is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, except for Joshua Bayliss, whose business address is Avenue d'Ouchy 14, c/o Etude Petremand & Rappo, avocats, 1006, Lausanne, Switzerland. Also set forth below, are the securities of the Issuer beneficially owned by such persons as of November 1, 2023. None of the individuals listed below have effected any transaction in the Issuer’s Common Stock or any securities during the past 60 days, except as disclosed herein.

Directors

Name	Principal Occupation	Issuer Securities Owned(1)

Joshua Bayliss	Chief Executive Officer, Virgin Group	288,908
Francis Dearie	Director	10,652
Peter Richard Nicholas Tarn	Director	None.
Lynadia Maduro-Maximin (Alternate Director)	Director	None.
Kerry Leigh Graziola (Alternate Director)	Director of Fiduciary & Custodial	None.

Officers

Name	Principal Occupation	Issuer Securities Owned(1)

Harneys Corporate Secretary (BVI) Limited	Corporate Secretary	None.

(1)	Reflects the Reverse Stock Split.

Directors and Executive Officers of Virgin Group Holdings Limited

Set forth below is the name and principal occupation of each of the directors and executive officers of Virgin Group Holdings Limited. Each of the following individuals is a British citizen, except for Joshua Bayliss, who is a British and New Zealand citizen, Lynadia Maduro-Maximin, who is a British Virgin Islands citizen, Kerry Graziola, who is a Zimbabwean citizen and Sir Richard Branson, who is a British and British Virgin Islands citizen. The business address of each such person is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, except for Joshua Bayliss, whose business address is Avenue d'Ouchy 14, c/o Etude Petremand & Rappo, avocats, 1006, Lausanne, Switzerland and Sir Richard Branson, whose business address is Branson Villa, Necker Beach Estate, Necker Island, VG1150, British Virgin Islands. Also set forth below, are the securities of the Issuer beneficially owned by such persons as of November 1, 2023. None of the individuals listed below have effected any transaction in the Issuer’s Common Stock or any securities during the past 60 days, except as disclosed herein.

Directors

Name	Principal Occupation	Issuer Securities Owned(1)

Joshua Bayliss	Chief Executive Officer, Virgin Group	288,908
Sir Richard Branson	Self-Employed	6,648,846
Francis Dearie	Director	10,652
Sheila Colleen George	Lawyer	None.
Peter Michael Russell Norris	Self-Employed	21,305
Lynadia Maduro-Maximin (Alternate Director)	Director	None.
Kerry Leigh Graziola (Alternate Director)	Director of Fiduciary & Custodial	None.
Peter Richard Nicholas Tarn (Alternate Director)	Director	None.

Officers

Name	Principal Occupation	Issuer Securities Owned(1)

Harneys Corporate Secretary (BVI) Limited	Corporate Secretary	None.

(1)	Reflects the Reverse Stock Split.

Directors and Executive Officers of BFT (PTC) Limited

Set forth below is the name and principal occupation of each of the directors and executive officers of BFT (PTC) Limited. Joshua Bayliss is a British and New Zealand citizen, Sir Richard Branson is a British and British Virgin Islands citizen and Saathi Yamraj is a British Virgin Islands and USA citizen. The business address of Joshua Bayliss is Avenue d'Ouchy 14, c/o Etude Petremand & Rappo, avocats, 1006, Lausanne, Switzerland, the business address of Sir Richard Branson is Branson Villa, Necker Beach Estate, Necker Island, VG1150, British Virgin Islands, and the business address of Saathi Yamraj is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. Also set forth below, are the securities of the Issuer beneficially owned by such persons as of November 1, 2023. None of the individuals listed below have effected any transaction in the Issuer’s Common Stock or any securities during the past 60 days, except as disclosed herein.

Directors

Name	Principal Occupation	Issuer Securities Owned(1)

Joshua Bayliss	Chief Executive Officer, Virgin Group	288,908
Sir Richard Branson	Self-Employed	6,648,846
Saathi Yamraj	Director	None.

Officers

Name	Principal Occupation	Issuer Securities Owned(1)

Harneys Corporate Secretary (BVI) Limited	Corporate Secretary	None.

(1)	Reflects the Reverse Stock Split.

Directors and Executive Officers of BFT CLG (PTC) Limited (1)

Set forth below is the name and principal occupation of each of the directors and executive officers of BFT CLG (PTC) Limited. Sir Richard Branson is a British and British Virgin Islands citizen and Holly Branson is a British citizen. The business address of Sir Richard Branson is Branson Villa, Necker Beach Estate, Necker Island, VG1150, British Virgin Islands, and the business address of Holly Branson is 66 Porchester Road, London, United Kingdom, W2 6ET. Also set forth below, are the securities of the Issuer beneficially owned by such persons as of November 1, 2023. None of the individuals listed below have effected any transaction in the Issuer’s Common Stock or any securities during the past 60 days, except as disclosed herein.

Directors

Name	Principal Occupation	Issuer Securities Owned(2)

Sir Richard Branson(3)	Self-Employed	6,648,846
Holly Branson	Chief Purpose and Vision Officer, Virgin Group	None.

Officers

Name	Principal Occupation	Issuer Securities Owned(2)

Harneys Corporate Secretary (BVI) Limited	Corporate Secretary	None.

(1)	The CLG has the legal ability to remove and replace directors of the PTC and accordingly may be deemed to control the PTC.
(2)	Reflects the Reverse Stock Split.
(3)	By virtue of his ownership of all the “A” membership interests in the CLG, Sir Richard Branson may be deemed to control the CLG.